
02030999


SEC MAIL PROCESSING
RECEIVED
APR 1 6 2002
WASH. D.C. 155 SECTION


BOYKIN
LODGING COMPANY

REAL ESTATE INVESTMENT TRUST

2001 ANNUAL REPORT

FINANCIAL HIGHLIGHTS
(in thousands, except per share/unit data)

	Year Ended December 31, 2001	Year Ended December 31, 2000
Total revenue	$ 80,133	$ 93,751
Net income (loss)	$(29,570)	$ 7,730
Net income (loss) per diluted common share	$ (1.72)	$ .45
Weighted average number of diluted common shares outstanding	17,281	17,305
Funds from operations (FFO)	$ 36,167	$ 46,005
FFO per diluted common share and unit	$ 1.95	$ 2.47
Weighted average number of diluted common shares and units outstanding	18,572	18,596
Dividends declared	$ 19,030	$ 28,889
Dividends declared per common share	$ 1.095	$ 1.67
Total assets	$559,218	$600,593
Total shareholders' equity	$202,646	$253,266

QUARTERLY MARKET PRICES AND DISTRIBUTION INFORMATION

	Price Range		Distributions
	High	Low	Declared Per Share
2001 Quarter Ended			
March 31	$11.99	$ 8.50	$0.365
June 30	$12.90	$10.51	$0.365
September 30	$12.98	$ 7.50	$0.365
December 31	$ 9.59	$ 6.91	—
2000 Quarter Ended			
March 31	$13.44	$10.94	$ 0.47
June 30	$14.88	$11.00	$ 0.47
September 30	$14.69	$ 9.56	$0.365
December 31	$10.44	$ 8.50	$0.365

Our common shares are traded on the New York Stock Exchange under the ticker symbol "BOY". As of March 19, 2002, there were 910 record holders of our common shares, including shares held in "street name" by nominees who are record holders, and approximately 14,200 beneficial owners.

BOYKIN LODGING COMPANY
2001 ANNUAL REPORT

Company Profile

Boykin Lodging Company (NYSE:BOY) is a real estate investment trust that focuses on the ownership of full-service, upscale commercial and resort hotels. Boykin currently owns 33 hotels containing a total of 9,257 rooms located in 19 states, and operating under such internationally known brands as Marriott®, Hilton®, Embassy Suites®, Radisson®, Doubletree® and Courtyard by Marriott®.

Table of Contents

Dear Fellow Shareholders:

As we all know, 2001 proved to be an extremely challenging year and while we in the travel industry were greatly impacted by the events of September 11th, our losses seem insignificant compared to those who were directly affected by the tragedy. We are, however, beginning to see our business rebound and we are optimistic that the second half of 2002 will bring increases in room revenue per available room ("RevPAR") and improvement in our financial performance.

Not surprisingly, our performance in 2001 was adversely impacted in the aftermath of September 11th. Through the first half of the year, our hotels performed similar to the overall hotel industry, although we were beginning to feel the effects of the softening economy. Beginning in September, the sustained decrease in travel and resultant significant decrease in revenues in the industry as well as at our hotels resulted in full-year performance that fell far below previous expectations. Virtually all of our hotels experienced a substantial decline in business in the fourth quarter with many realizing double-digit percentage losses. Overall, our portfolio's RevPAR declined 20 percent in the fourth quarter of 2001 versus 2000. On a regional basis, Florida was the hardest hit with a RevPAR decline of more than 23 percent, caused primarily by the virtual cessation of leisure travel. We had smaller RevPAR declines in the "drive to" markets such as Boise, Omaha and Buffalo. In response to the reduced demand, we dramatically reduced operating costs to levels more in line with the reduced volume of business. Due to the structure of our leases we had limited opportunities to improve 2001 net income through reducing expenses, however, we will benefit from these expense reductions beginning in 2002 as a result of our acquisition of the hotel leases on January 1st. We also reassessed our capital expenditures programs, and decided to complete renovations under way but to postpone other major capital projects until the markets show signs of improvement.

Despite the challenging operating environment, we paid four quarterly cash dividend payments in 2001 but we decided that it was not prudent to continue to pay the dividend into 2002 in light of the declining business conditions and our need to maintain liquidity. Therefore, we suspended the dividend beginning with the fourth quarter 2001 dividend which would have been payable in the first quarter of 2002. While we realize that suspending the dividend may have come as a disappointment to many shareholders, our priority is to strengthen our balance sheet by conserving cash in these uncertain times. As our cash flow improves, we expect to resume paying a quarterly cash dividend in the third quarter of this year, payable in the fourth quarter, albeit at a lower level than was previously distributed.

We were able to accomplish many initiatives that will have a positive impact on our Company in 2002 and beyond, positioning the Company for long-term cash-flow growth and enhancing the value of our hotel portfolio. In October, we completed the approximate $6 million renovation and rebranding of our Southfield, Michigan property to an Embassy Suites on schedule and on budget. Since completion of the renovation, RevPAR at the property has increased on average of 20 percent over the local competitive set. This February, we also completed on schedule and under budget, the $6 million renovation and rebranding of the Meadowlands property in Lyndhurst, New Jersey to a Courtyard by Marriott. Going forward, we are expecting similar increases in RevPAR at the Meadowlands property as was experienced after completion of the renovation at our Southfield Embassy Suites.

Additionally, we commenced a $20 million renovation of our Chicago property, which is scheduled for completion in the third quarter of this year. Once completed, this four-star-quality, independent hotel will be renamed *Hotel 71*. The newly-renovated, upscale *Hotel 71* will have a total of 454 guest rooms, premium services and amenities and one of the most visible locations in downtown Chicago. Through a new global reservation distribution system at the hotel we will access travel agents around the world as well as have additional access to customers via the Internet.

In November, we completed our $3 million renovation of a 60-unit tower at the Pink Shell Beach Resort in Fort Myers Beach, Florida. We converted these newly-renovated studio units to the *Sanibel View Villas* condominiums and have already sold sufficient units to cover our renovation costs for the project. We continue to actively market the second phase of the Pink Shell project, which entails the construction of a new 92-unit condo tower called *White Sand Villas* on land currently occupied by older cottage-style units that will be demolished. Pre-sales of these units are proceeding on track and we look forward to the prospect of commencing the project this year.

At the end of last year, we took advantage of the restructuring opportunity available under the REIT Modernization Act and acquired leasehold interests for 28 of our hotels from two of our operators, Boykin Management Company and Meristar Hotels & Resorts (NYSE:MMH). Now, 31 of our 33 hotel properties are operated under the Taxable REIT Subsidiary structure, whereby a wholly-owned taxable subsidiary is the lessee of the properties and employs the third-party manager. As a result, we have greater control and flexibility over the operations of the hotels. Additionally, prior to 2002, our financial returns were based primarily on the revenues of the properties. Going forward, our income will essentially be derived from the net operating income, revenues less expenses, of the hotels. Due to these acquisitions, we are now benefiting from the cost-reduction programs implemented at the hotels during 2001, and we continue to look at opportunities for cost savings with the hotel managers, since the financial interests of the hotel management companies are now better aligned with ours. This structural change gave rise to a one-time accounting charge relating to the acquisition and termination of the leases of $15 million in the fourth quarter of 2001, of which $11.4 million was a non-cash charge in the form of equity issued to the sellers.

Excluding Chicago, the Meadowlands and the *White Sand Villas* project, capital expenditures this year are forecasted to approximate $13 million compared with $23 million in 2001. In reviewing our capital programs following the events of September 11th, we cancelled our plans to expand our Melbourne Hilton property. Additionally in 2001, we took a one-time, non-cash charge of $24 million to more accurately reflect on our balance sheet the fair market value of eight hotel properties. This decrease in value was a consequence of the continued decline in lodging demand and a result of new hotel supply in several of our markets.

The dramatic plunge in business activity beginning in September also caused us to predict that, unless we were able to amend the covenants in our revolving credit and term loan agreements, we might not be in compliance with certain covenants beginning at year end. We were able to obtain waivers on the specific covenants in question during the fourth quarter, and have successfully amended these agreements. We are in full compliance with all covenants; however, the revised terms will increase our interest costs.

For 2002, as expected, our first quarter RevPAR and funds from operations ("FFO") are below the same period last year but we are beginning to see some signs of improvement in our business. We anticipate that the decline in the first quarter's RevPAR will be down somewhere in the mid-teens compared with last year; however, as the year progresses, we expect this rate of decline to lessen. The current declines are being partially offset by the effects of the cost-cutting initiatives that we and our operators implemented in 2001. As the second half of the year develops we anticipate a recovery which should improve our FFO and position us to resume the dividend.

We are optimistic about the future of our Company. New construction starts have declined dramatically and bank financing for new projects is extremely difficult to obtain; therefore, we anticipate that supply increases will be low heading into 2003 and 2004. As the economy improves, we should benefit from our recent renovations as well as the expected rebound in the travel industry.

The past year was extremely difficult for most everyone, and while we are glad it is over, we would like to thank you for your loyalty and support. We believe the positive steps we have taken during the year bode well for our future as economic growth improves. We look forward to sharing better results with you as we move into the second half of the year.



Robert W. Boykin
Chairman and
Chief Executive Officer

BOYKIN LODGING COMPANY

SELECTED HISTORICAL OPERATING AND FINANCIAL DATA

(amounts in thousands, except for per share data)

	Year Ended December 31,				
	2001	2000	1999	1998	1997
OPERATING DATA:					
Total revenues	$ 80,133	$ 93,751	$ 86,159	$ 70,122	$ 38,266
Real estate related depreciation and amortization	28,474	30,374	28,878	21,265	10,148
Property taxes, insurance, general and other	22,563	21,577	16,149	12,158	7,577
Interest expense and amortization of deferred financing costs	23,121	25,533	21,408	14,498	3,107
Unrealized loss on carrying value of assets	24,000	7,000	—	—	—
Costs associated with termination of leases	15,000	—	—	—	—
Total expenses	113,158	84,484	66,435	47,921	20,832
Equity in income of unconsolidated joint ventures	589	68	23	—	—
Income (loss) before gain on sale of assets, minority interest, extraordinary item and one-time effect of change in accounting principle	(32,436)	9,335	19,747	22,201	17,434
Gain on sale of assets	240	—	—	—	—
Minority interest	2,999	(919)	(1,625)	(2,059)	(2,210)
Income (loss) before extraordinary item and one-time effect of change in accounting principle	(29,197)	8,416	18,122	20,142	15,224
Extraordinary item — loss on early extinguishment of debt, net of minority interest	—	(686)	—	(1,138)	(882)
Income (loss) before one-time effect of change in accounting principle	(29,197)	7,730	18,122	19,004	14,342
One-time effect of change in accounting principle, net of minority interest	(373)	—	—	—	—
Net income (loss) applicable to common shares	$(29,570)	$ 7,730	$ 18,122	$ 19,004	$ 14,342
EARNINGS PER SHARE:					
Net income (loss) per common share:					
Basic	$ (1.72)	$ 0.45	$ 1.06	$ 1.25	$ 1.51
Diluted	$ (1.72)	$ 0.45	$ 1.06	$ 1.25	$ 1.49
Weighted average number of common shares outstanding:					
Basic	17,176	17,137	17,063	15,252	9,523
Diluted	17,281	17,305	17,127	15,252	9,595
OTHER DATA:					
Funds from operations (a)	$ 36,167	$ 46,005	$ 48,189	$ 42,805	$ 27,381
Net cash provided by operating activities	$ 34,043	$ 43,400	$ 51,795	$ 39,960	$ 29,477
Net cash used for investing activities	$(16,178)	$(23,515)	$(26,480)	$(299,784)	$(110,554)
Net cash (used for) provided by financing activities	$(18,430)	$(19,681)	$(26,987)	$ 263,612	$ 61,570
Dividends declared	$ 19,030	$ 28,889	$ 32,260	$ 30,685	$ 17,150
Weighted average number of common shares and units outstanding:					
Basic	18,467	18,428	18,354	16,549	10,883
Diluted	18,572	18,596	18,418	16,549	10,905

	2001	2000	1999
HISTORICAL BALANCE SHEET DATA:			
Investment in hotel properties, net	$520,484	$565,224	$584,875
Total assets	559,218	600,593	606,103
Total debt	318,971	311,440	294,000
Minority interest	18,351	16,750	18,263
Shareholders' equity	202,646	253,266	273,730

(a) The White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") in October 1999 defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of properties and extraordinary items, plus real estate related depreciation and amortization, and after comparable adjustments for unconsolidated entities and joint ventures. We believe that FFO is helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating, financing and investing activities, it provides investors with an indication of our ability to incur and service debt, make capital expenditures and fund other cash needs.

We compute FFO in accordance with standards established by NAREIT which may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the NAREIT definition differently than us. FFO does not represent cash generated from operating activities as determined by GAAP and should not be considered as an alternative to GAAP net income as an indication of our financial performance or to cash flow from operating activities as determined by GAAP as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make cash distributions. FFO may include funds that may not be available for management's discretionary use due to functional requirements to conserve funds for capital expenditures and property acquisitions, and other commitments and uncertainties. The following is a reconciliation between net income (loss) and FFO (in thousands):

	2001	2000	1999	1998	1997
Net income (loss)	$(29,570)	$ 7,730	$18,122	$19,004	$14,342
Real estate related depreciation and amortization	28,474	30,374	28,878	21,265	10,148
Minority interest	(2,999)	919	1,625	2,059	2,210
Gain on property insurance recovery	—	(407)	—	—	—
Unrealized loss on carrying value of assets	24,000	7,000	—	—	—
Costs associated with termination of leases	15,000	—	—	—	—
Gain on sale of assets	(240)	—	—	—	—
One-time effect of change in accounting principle	373	—	—	—	—
Extraordinary item	—	686	—	1,138	882
Equity in income of unconsolidated joint ventures	(589)	(68)	(23)	—	—
FFO adjustment related to joint ventures	1,718	(229)	(413)	(661)	(201)
Funds from operations	$ 36,167	$46,005	$48,189	$42,805	$27,381

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Boykin's Formation and Significant Events

Boykin Lodging Company was formed and completed an initial public offering in 1996 to continue and expand the over 40-year history of hotel ownership, acquisition, redevelopment and repositioning activities of its predecessors, Boykin Management Company and its affiliates (the "Boykin Group"). Boykin Hotel Properties, L.P., an Ohio limited partnership (the "Partnership"), is the operating partnership entity that transacts business and holds the direct and indirect ownership interests in our hotels. Currently, Boykin Lodging Company has an 85.0% ownership interest in, is the sole general partner of and does all its business through the Partnership.

Since our initial public offering, we have increased our portfolio by using capital raised through a combination of common share issuances, various debt financings, capital from strategic joint venture partners and cash flow generated from operations.

- We currently have strategic alliances with four hotel operators and own four hotels with them through joint venture structures. In 1999, we also formed a joint venture with AEW Partners III, L.P. ("AEW") and, through that joint venture, we purchased a hotel located in downtown Chicago.
- At the end of 2001, we had $319.0 million of debt outstanding under various debt instruments.
- Effective January 1, 2002, we took advantage of the restructuring available under the REIT Modernization Act and acquired leasehold interests in 28 hotels from two of our operators. Following this transaction, 31 of our 33 hotels are operated under the taxable REIT subsidiary ("TRS") structure whereby the hotels are leased to a wholly owned subsidiary of the Partnership.

At the end of 2001, we owned interests in 33 hotels containing a total of 9,249 guestrooms located in 19 different states. Upon completion of the renovation and rebranding of the Lyndhurst, New Jersey property to a Courtyard by Marriott in February 2002, an additional eight rooms were available at the property, thereby increasing our number of guestrooms to 9,257.

Significant Accounting Policies

The significant accounting policies which we believe are the most critical to fully understand and evaluate our reported financial results include the following:

- *Revenue recognition.* Through December 31, 2001, our principal source of revenue was lease payments from lessees pursuant to percentage lease agreements. Percentage lease revenue is based upon the room, food and beverage and other revenues of our hotels. We recognize lease revenue for interim and annual reporting purposes on an accrual basis pursuant to the terms of the respective percentage leases and on an interim basis in accordance with the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 101 "Revenue Recognition in Financial Statements." Under the provisions of SAB No. 101, a portion of our percentage lease revenues, which historically were recognized in the first, second, and third quarters, are deferred and recognized in the fourth quarter. SAB No. 101 impacts the interim reporting of revenues related to our leases, but has no impact on interim cash flow or year-end results of operations. In 2002 and beyond, SAB No. 101 will only impact the consolidated statement of operations for the lease revenues related to the two hotels not operated under the TRS structure as lease revenues from hotels operated under the TRS will be eliminated in consolidation.

  Commencing in 2002, as a result of the TRS transaction, our principal source of revenue will be the revenues generated from hotel operations. The rooms, food and beverage and other revenue of the hotels are recognized as the services are provided.

- *Impairment of long-lived assets.* We review our hotel properties for impairment whenever events or changes in circumstances indicate the carrying value of the hotel properties may not be recoverable. Events or circumstances that may cause us to perform our review include, but are not limited to, adverse changes in the demand for lodging at our properties due to declining national or local economic conditions and/or new hotel construction in markets where our hotels are located. When such conditions exist, management performs an analysis to determine if the estimated future cash flows from operations and the proceeds from the ultimate disposition of a hotel property exceed its carrying value. If the estimated undiscounted future cash flows are less than the carrying amount of the asset, an adjustment to reduce the carrying amount to the related hotel property's estimated fair market value is recorded and an impairment loss recognized.

In the fourth quarter of 2001 and 2000, we recorded charges of $24,000 and $7,000, respectively, for unrealized losses on the carrying value of several hotels due to their book value exceeding their net realizable value. We do not believe that there are any factors or circumstances indicating impairment of any other of our investments in hotel properties at this time.

We estimate the fair market values of our properties through a combination of each property's expected cash flow generated from operations, holding period and ultimate proceeds from disposition. In projecting the expected cash flows from operations of the asset, we base our estimates on future projected earnings before interest expense, income taxes, depreciation and amortization, or EBITDA, and deduct expected capital expenditure requirements. We then apply growth assumptions to project these amounts over the expected holding period of the asset. Our growth assumptions are based on estimated inflationary increases in room rates and expenses and the demand for lodging at our properties, as impacted by local and national economic conditions and estimated or known future new hotel supply. The estimated proceeds from disposition are judgmentally determined based on a combination of anticipated cash flow in the year of disposition, cap rate, ratio of selling price to gross hotel revenues and selling price per room.

If actual conditions differ from those in our assumptions, the actual results of each asset's future operations and fair market value could be significantly different from the estimated results and value used in our analysis.

- *Use of estimates.* The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make certain estimates and assumptions that we believe are reasonable based upon the current information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented.

Our significant accounting policies are more fully described in Note 2 of the Notes to Consolidated Financial Statements included within this Annual Report.

Results of Operations

The following discusses our historical results of operations for 2001 compared to 2000 and 2000 compared to 1999.

Year Ended December 31, 2001 Compared to Year Ended 2000

Our percentage lease revenue decreased 16.1% to $72.0 million from $85.9 million in 2000 due to a 9.3% decrease in consolidated hotel revenues. Our percentage lease revenue is driven by hotel revenues which are, in turn, driven by average daily rate ("ADR"), occupancy, and room revenue per available room ("RevPAR"). The following table sets forth the operating data of the hotels owned by us as of

December 31, 2001 (including those owned by unconsolidated joint ventures), without regard to when we acquired the hotels.

	ADR			Occupancy			RevPAR		
	2001	2000	% Chg	2001	2000	% Chg	2001	2000	% Chg
All Hotels (33 Hotels) (a)	$93.82	$95.05	−1.3%	62.2%	67.4%	−7.7%	$58.30	$64.04	−9.0%
Comparable Hotels (30 Hotels) (b)	$93.60	$94.46	−0.9%	62.2%	67.5%	−7.9%	$58.25	$63.73	−8.6%
Acquired Doubletree Portfolio (10 hotels)	$85.54	$85.41	0.2%	66.2%	70.3%	−5.8%	$56.62	$60.02	−5.7%

(a) Includes all hotels we owned at the end of 2001, including predecessors' results.

(b) Includes hotels we owned in both periods.

The decrease in hotel revenues from the prior year, and resultant decrease in our lease revenues, resulted from the weak hotel operating environment. During the first eight months of 2001, lodging demand declined modestly due to the softening economy; following September 11th, the decline in demand was more severe. Another factor contributing to the decrease in revenues was the sale of the Daytona Beach Radisson Resort in January 2001, which generated lease revenues of $1.7 million in 2000. Additionally, in February 2000, we took over the Radisson Hotel Mt. Laurel. In 2000, we recorded lease revenue of $.3 million related to Mt. Laurel. Since the take over and throughout 2001, instead of percentage lease revenues, Mt. Laurel's hotel revenues and expenses are reflected in the results of operations. Percentage lease revenue payable by related parties, Boykin Management Company Limited Liability Company ("BMC") and Westboy, LLC ("Westboy"), a subsidiary of BMC, represented $60.2 million, or 83.7% of the total percentage lease revenue in 2001, compared to $71.9 million, or 83.8% of total percentage lease revenue, in 2000.

The net loss of $29.6 million in 2001 versus net income of $7.7 million in 2000 resulted from, among other things, the following:

- a one-time $15.0 million charge related to the acquisition and termination of 28 leasehold interests, of which $11.4 million was non-cash;
- a $24.0 million non-cash charge to reduce the carrying value of eight properties to their net realizable value;
- a charge of $.4 million for the one-time effect of a change in accounting principle related to the write-down of a derivative asset pursuant to the adoption of SFAS No. 133; and,
- a gain on property insurance recovery of $.4 million recorded in 2000 related to property damage at our two Melbourne, Florida hotels.

These items were offset by reduced expenses or additional income in 2001 due to:

- minority interest income of $3.0 million due to the net losses incurred by the Partnership versus minority interest expense of $.9 million in 2000;
- a $1.9 million decrease in real estate related depreciation and amortization primarily related to three assets for which no depreciation was charged while they were classified as held for sale through the first three quarters of 2001 and the sale of the Daytona property in January 2001 for which approximately $.5 million of depreciation was recorded in 2000;
- a $2.4 million decrease in interest expense due to significant decreases in interest rates on outstanding borrowings;
- a $.2 million gain on the sale of our Daytona Beach Radisson Resort in January 2001; and
- the non-recurring $.7 million extraordinary loss on extinguishment of debt in 2000.

Our FFO in 2001 was $36.2 million compared to $46.0 million in 2000. For a definition of FFO, a reconciliation of net income (loss) to FFO and a discussion of why we believe FFO is an important measure to investors of a REIT's financial performance, please see "Selected Historical Operating and Financial Data" on page 4.

Year Ended December 31, 2000 Compared to Year Ended 1999

Our percentage lease revenue increased to $85.9 million in 2000 from $85.3 million in 1999. This increase was due to increased percentage lease revenues from our lessees of $2.4 million, offset by a $1.8 million decrease in percentage lease revenue attributable to our foreclosure of the Radisson Hotel Mt. Laurel lease in February 2000 from the prior lessee. Instead of percentage lease revenues, the hotel's revenues of $6.7 million and hotel operating expenses of $5.4 million are reflected in the results of operations in 2000. The overall impact of the foreclosure was a decrease in net income of $.7 million in 2000. Percentage lease revenue payable by BMC and Westboy is $71.9 million, or 83.8% of total percentage lease revenue in 2000, compared to $70.9 million, or 83.1% of percentage lease revenues 1999.

The main driver of our percentage lease revenues is hotel revenues, which are driven by ADR, occupancy, and RevPAR. For all hotels owned by us as of December 31, 2000 (including the unconsolidated Executive Plaza Hotel), there was a 2.1% increase in RevPAR compared to 1999.

Income before minority interests and extraordinary item decreased from $19.7 million in 1999 to $9.3 million in 2000. As a percent of total revenues, income before minority interests and extraordinary item decreased to 10.0% in 2000 from 22.9% in 1999, primarily resulting from:

- a $7.0 million charge for unrealized losses on the carrying value of certain Doubletree hotels;
- an increase in interest expense to $24.3 million in 2000, or 25.9% of total revenues, compared to $20.6 million, or 23.9%, in 1999, primarily due to higher interest rates and an increase in the average outstanding debt balances in 2000; and
- an increase in real estate related depreciation and amortization, as a percent of percentage lease revenue, to 35.4% in 2000 from 33.9% in 1999.

Increased capital expenditures from renovations increased depreciation expense in 2000 over 1999. Higher interest rates on our variable rate debt, which increased to approximately 8.4% in 2000 from 7.0% in 1999, along with higher average outstanding debt balances, caused interest expense to increase over 1999.

Net income was $7.7 million in 2000 compared to $18.1 million in 1999. As a percent of total revenue, net income decreased from 21.0% in 1999 to 8.2% in 2000. Minority interest applicable to the operating partnership and joint venture partnerships included in income before extraordinary item was $.9 million in 2000, or 1% of total revenues, compared to $1.6 million, or 1.9% in 1999. The extraordinary loss (net of minority interest of $59) of $686 in 2000 represented the write-off of deferred financing costs associated with our former line of credit which was replaced in the third quarter of 2000.

Liquidity and Capital Resources

Historically, our primary source of cash to meet our cash requirements, including distributions to shareholders, was our share of the Partnership's cash flow from the percentage leases. The lessees' obligations under the percentage leases were largely unsecured and the lessees' ability to make rent payments to the Partnership under the percentage leases was substantially dependent upon the lessees' ability to generate sufficient cash flow from the operation of the hotels. Going forward, under the TRS structure, our primary source of cash will be our share of the Partnership's cash flow from the operations of the hotels.

As of December 31, 2001, we had $3.6 million of unrestricted cash and cash equivalents, and $9.4 million of restricted cash for the payment of capital expenditures, real estate tax and insurance. We had outstanding borrowings totaling $39.0 million and $280.0 million against our credit facility and term notes payable, respectively.

As of December 31, 2001, we had a $100 million credit facility available, as limited under terms of the credit agreement, to fund acquisitions of additional hotels, renovations and capital expenditures, and for our working capital needs. For information relating to the terms of our credit facility and our $130 million, $45 million, and $108 million term notes payable, please see Notes 5 and 6, respectively, of the Notes to Consolidated Financial Statements included in this Annual Report.

Our $130 million and $108 million term notes payable are property-specific mortgages and pose no covenant compliance issues. The $39 million drawn on the credit facility as of December 31, 2001 and the $45 million term note contain covenant formulas regarding our overall leverage and debt service coverage. As anticipated, at December 31, 2001, we were not in compliance with these covenants, but were granted a waiver for such non-compliance by our banks. In March 2002, we amended both debt facilities in order to, among other things, ease these leverage and debt service coverage covenants. We eliminated unused capacity on our credit facility that we were paying non-use fees on by reducing the facility from $100 million to $65 million. We also were able to obtain the option to automatically extend the maturity date on the $45 million facility from its scheduled October 2002 maturity to July 2003, the same time the credit facility matures. We expect that our interest expense under these amended facilities will increase by approximately $0.2 to $0.3 million per quarter and that our quarterly amortization expense related to deferred financing costs will increase by approximately $0.1 million per quarter.

The terms of the amendment to our credit facility contain more restrictive provisions than before relative to, among other things, our acquisition and capital expenditure activity, as well as the amount of distributions we may pay out. Specifically, we may only use up to $5 million of proceeds under our credit facility for new acquisitions and, except for the ability to complete our renovations and expansion projects at our Chicago, Meadowlands and Pink Shell properties, our capital expenditures may not exceed 5% of our total hotel revenues. In addition, dividends on our common shares can not exceed the lesser of 50% of our FFO or $3.8 million per quarter, subject to certain exceptions, one being that we are entitled to distribute up to 100% of REIT taxable income. The terms of the amendments also provide that these restrictions may cease once our financial covenant tests are back in line with the thresholds provided for in the original credit facility agreements. Based upon our current RevPAR and cash flow expectations, we expect to be in compliance with our covenants under the amended facilities throughout 2002. We can not guarantee that our actual results will not differ materially from our expectations.

We may seek to negotiate additional credit facilities, replacement credit facilities, or we may issue debt instruments. Any debt incurred or issued by us may be secured or unsecured, long-term, medium-term or short-term, bear interest at a fixed or variable rate, and be subject to such other terms as the Board of Directors considers prudent. The availability of borrowings under the credit facility is restrained by borrowing base and loan-to-value limits, as well as other financial performance covenants contained in the agreement. There can be no assurance that funds will be available in anticipated amounts from the credit facility.

The impact of the recent weak hotel operating environment and the events of September 11th on our cash flow and balance sheet has been dramatic. We suspended the fourth quarter 2001 dividend and recently announced that the suspension would continue through the first quarter 2002. At this time, based on our current REVPAR and cash flow expectations, we anticipate that we will reinstate our dividend for the third quarter of 2002, payable during the fourth quarter, but at a level significantly lower than historical levels. We hope to be in a position to distribute approximately 40% to 50% of our annualized FFO per share going forward, or approximately $0.18 per share for the third-quarter payment based on the low end of our current FFO guidance. Our priorities are to conserve cash and maintain our leverage to allow us to take advantage of opportunities in the marketplace.

In 2002, we expect to spend approximately $13 million in renovations at our hotels, excluding the Pink Shell and Chicago Executive Plaza projects discussed below. This amount primarily includes planned refurbishments and replacements at selected existing hotels. We expect to use cash available from operations and restricted capital expenditure reserves, as well as borrowings under our line or credit to fund our 2002 renovations.

We also continue to work on an expansion project at the Pink Shell Beach Resort, which would increase the resort by 39 rooms. Although we are not obligated at this point to proceed with the project, our plan would be to demolish 53 cottage units, or about 25% of the rooms at the resort. We would then construct a

92-unit tower called White Sand Villas that would significantly upgrade the character of the resort. The units in the new tower would be sold as condominiums, with the expectation that the owners would put their unused room nights back to the resort by contract. We anticipate that we will only proceed with the approximate $27 million expansion project when we have enough pre-sales of these units to fund our construction costs and we have secured financing.

Our approximate $20 million renovation of the Chicago Executive Plaza hotel is scheduled for completion in the third quarter of 2002. During 2001, the joint venture which owns the property spent approximately $5 million towards the total renovation costs. The remaining funding will be provided through equity contributions to the joint venture and draws on the construction loan previously secured. We intend to provide $3.5 million of equity funding in 2002 utilizing our credit facility.

We have an active shelf registration statement with the Securities and Exchange Commission for the issuance of up to $187.5 million in securities. Securities issued under this registration statement may be preferred shares, depository shares, common shares or any combination thereof, and may be issued at different times, depending on market conditions. Warrants to purchase these securities may also be issued. The terms of issuance of any securities covered by this registration statement would be determined at the time of their offering.

Inflation

Operators of hotels in general can change room rates quickly, but competitive pressures may limit the operators' ability to raise rates to keep pace with inflation.

Our general and administrative costs as well as real estate and personal property taxes, property and casualty insurance and ground rent are subject to inflation.

Seasonality

Our hotels' operations historically have been seasonal. Twenty-nine of our hotels maintain higher occupancy rates during the second and third quarters. The four hotels located in Florida experience their highest occupancy in the first quarter. This seasonality pattern can be expected to cause fluctuations in our quarterly cash flow received from hotel operations.

Competition and Other Economic Factors

Our hotels are located in developed areas that contain other hotel properties. The future occupancy, ADR and RevPAR of any hotel could be materially and adversely affected by an increase in the number of or quality of the competitive hotel properties in its market area. Competition could also affect the quality and quantity of future investment opportunities, or our ability to sell existing properties.

As a portion of the lodging industry's sales are based upon business, commercial and leisure travel, changes in general economic conditions, demographics, or changes in local business economics, could affect these and other travel segments. This may affect demand for rooms, which would affect hotel revenues.

New Accounting Pronouncements

Effective January 1, 2001, we adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement requires companies to carry all derivative instruments including embedded derivatives in the balance sheet at fair value.

During 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 144 also established a single accounting model for long-lived assets to be disposed of by sale. We are currently evaluating the effect this new standard will have on our consolidated financial position or results of operations. See Footnote 2 to the Consolidated Financial Statements included within this Annual Report for further information.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our primary market risk exposure consists of changes in interest rates on borrowings under our debt instruments that bear interest at variable rates that fluctuate with market interest rates. These debt instruments include our $65 million secured credit facility, our $45 million secured term loan, our $108 million secured term loan and our share of floating rate debt under our unconsolidated joint ventures of $19.7 million.

We have entered into both variable and fixed rate debt arrangements to allow us to optimize the balance of using variable rate debt versus fixed rate debt. Our variable rate debt allows us to maximize financial flexibility when selling properties and minimize potential prepayment penalties on fixed rate loans. Our $130 million, 6.9% fixed rate term note allows us to minimize our interest rate risk exposure. In March 2001, we also purchased interest protection on $83 million of our floating rate debt that fixes the overall interest rate on this debt at 7.32%. Approximately 66% of our outstanding debt at December 31, 2001 is fixed-rate in nature, compared with 41% at the end of 2000. The weighted average interest rate of our variable rate debt was 5.1% as of December 31, 2001.

We review interest rate exposure continuously in an effort to minimize the risk of interest rate fluctuations. It is our policy to manage our exposure to fluctuations in market interest rates on our borrowings, through the use of fixed rate debt instruments, to the extent that reasonably favorable rates are obtainable with such arrangements, and after considering the need for financial flexibility related to our debt arrangements. We may enter into forward interest rate agreements, or similar agreements, to hedge our variable rate debt instruments where we believe the risk of adverse changes in market rates is significant. Under a forward interest rate agreement, if the referenced interest rate increases, we would be entitled to a receipt in settlement of the agreement that economically would offset the higher financing cost of the debt issued. If the referenced interest rate decreases, we would make payments in settlement of the agreement, creating an expense that economically would offset the reduced financing cost of the debt issued. Other than the interest protection agreement discussed above, we do not have any other material market-sensitive financial instruments.

We do not believe that changes in market interest rates will have a material impact on the performance or fair value of our hotel portfolio as the value of our hotel portfolio is based primarily on the operating cash flow of the hotels, before interest expense charges. However, a change of 1/4% in the index rate to which our variable rate debt is tied would change our annual interest incurred by $.3 million, based upon the balances outstanding on our variable rate instruments at December 31, 2001.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other financial information presented in this report. The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, applying certain estimates and judgments as required.

Boykin Lodging Company's internal controls are designed to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability of assets. Such controls are based on established policies and procedures, are implemented by trained, skilled personnel with an appropriate segregation of duties, and are monitored by management that continually evaluates the adequacy and effectiveness of our control system.

We have retained Arthur Andersen LLP, independent public accountants, to audit our financial statements. Their accompanying report is based on audits conducted in accordance with generally accepted auditing standards, which include the consideration of our internal controls to establish a basis for reliance thereon in determining the nature, timing and extent of audit tests to be completed.

The Board of Directors exercises responsibility for these financial statements through its Audit committee, which consists entirely of independent non-management Board members. The Audit Committee meets periodically with the independent public accountants, both privately and with management present, to review accounting, auditing, internal controls and financial reporting matters.



Robert W. Boykin
Chairman of the Board and
Chief Executive Officer



Shereen P. Jones
Executive Vice President,
Chief Financial and
Investment Officer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Boykin Lodging Company:

We have audited the accompanying consolidated balance sheets of Boykin Lodging Company (an Ohio corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boykin Lodging Company and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 2 to the consolidated financial statements, effective January 1, 2001, the Company changed its method of accounting for derivative financial instruments.



Arthur Andersen LLP
Cleveland, Ohio,
March 22, 2002.

BOYKIN LODGING COMPANY
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2001 AND 2000
(dollar amounts in thousands)

	2001	2000
ASSETS		
Investment in hotel properties, net	$520,484	$565,224
Cash and cash equivalents	3,610	4,175
Receivable from related party related to lease terminations	2,008	—
Rent receivable from lessees:		
Related party lessees	1,118	4,632
Third party lessees	341	652
Deferred expenses, net	4,588	6,200
Restricted cash	9,423	7,034
Investment in unconsolidated joint ventures	14,973	10,291
Other assets	2,673	2,385
	$559,218	$600,593
LIABILITIES AND SHAREHOLDERS' EQUITY		
Borrowings against credit facility	$ 39,000	$ 29,500
Term notes payable	279,971	281,940
Accounts payable and accrued expenses	15,239	9,533
Net liabilities assumed in connection with termination of leases	3,515	—
Due to:		
Related party lessees	90	2,056
Third party lessees	406	757
Dividends/distributions payable	—	6,791
Minority interest in joint ventures	2,530	8,071
Minority interest in operating partnership	15,821	8,679
Shareholders' equity:		
Preferred shares, without par value; 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common shares, without par value; 40,000,000 shares authorized; 17,191,954 and 17,146,938 shares outstanding at December 31, 2001 and 2000, respectively	—	—
Additional paid-in capital	312,171	311,493
Distributions in excess of income	(105,193)	(56,593)
Other comprehensive loss	(2,838)	—
Unearned compensation — restricted shares	(1,494)	(1,634)
Total shareholders' equity	202,646	253,266
	$559,218	$600,593

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

BOYKIN LODGING COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(amounts in thousands, except for per share data)

	2001	2000	1999
Revenues:			
Lease revenue from related party	$ 60,243	$71,922	$70,884
Other lease revenue	11,747	13,932	14,418
Hotel revenues	6,663	6,735	—
Interest and other income	1,480	1,162	857
	80,133	93,751	86,159
Expenses:			
Real estate related depreciation and amortization	28,474	30,374	28,878
Real estate and personal property taxes, insurance and other	10,922	10,714	10,444
General and administrative	6,230	5,849	5,705
Expenses related to hotel operations	5,411	5,421	—
Interest expense	21,916	24,291	20,610
Amortization of deferred financing costs	1,205	1,242	798
Gain on property insurance recovery	—	(407)	—
Unrealized loss on carrying value of assets	24,000	7,000	—
Costs associated with termination of leases	15,000	—	—
	113,158	84,484	66,435
Equity in income of unconsolidated joint ventures	589	68	23
Income (loss) before gain on sale of assets, minority interest, extraordinary item and one-time effect of change in accounting principle	(32,436)	9,335	19,747
Gain on sale of assets	240	—	—
Minority interest in joint ventures	193	(534)	(399)
Minority interest in operating partnership	2,806	(385)	(1,226)
Income (loss) before extraordinary item and one-time effect of change in accounting principle	(29,197)	8,416	18,122
Extraordinary item — loss on early extinguishment of debt, net of minority interest of $59	—	(686)	—
Income (loss) before one-time effect of change in accounting principle	(29,197)	7,730	18,122
One-time effect of change in accounting principle, net of minority interest of $32	(373)	—	—
Net income (loss) applicable to common shares	$(29,570)	$ 7,730	$18,122
Change in fair market value of interest rate swap	(2,838)	—	—
Comprehensive income (loss)	$(32,408)	$ 7,730	$18,122
Income (loss) per share before extraordinary item and one-time effect of change in accounting principle			
Basic	$ (1.70)	$ 0.49	$ 1.06
Diluted	$ (1.70)	$ 0.49	$ 1.06
Income (loss) per share before one-time effect of change in accounting principle			
Basic	$ (1.70)	$ 0.45	$ 1.06
Diluted	$ (1.70)	$ 0.45	$ 1.06
Net income (loss) per share			
Basic	$ (1.72)	$ 0.45	$ 1.06
Diluted	$ (1.72)	$ 0.45	$ 1.06
Weighted average number of common shares outstanding			
Basic	17,176	17,137	17,063
Diluted	17,281	17,305	17,127

The accompanying notes to consolidated financial statements are an integral part of these statements.

BOYKIN LODGING COMPANY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999
(dollar amounts in thousands)

	Common Shares	Additional Paid-In Capital	Distributions In Excess of Income	Other Comprehensive Loss	Unearned Compensation	Total
Balance at December 31, 1998	17,044,361	$307,512	$ (21,296)	$ —	$ —	$286,216
Issuance of common shares, net of offering expenses of $35	61,881	2,384	—	—	(1,584)	800
Issuance of share warrant	—	500	—	—	—	500
Dividends declared — $1.88 per common share	—	—	(32,260)	—	—	(32,260)
Amortization of unearned compensation	—	—	—	—	352	352
Net income	—	—	18,122	—	—	18,122
Balance at December 31, 1999	17,106,242	310,396	(35,434)	—	(1,232)	273,730
Issuance of common shares, net of offering expenses of $31	40,696	1,097	—	—	(865)	232
Dividends declared — $1.67 per common share	—	—	(28,889)	—	—	(28,889)
Amortization of unearned compensation	—	—	—	—	463	463
Net income	—	—	7,730	—	—	7,730
Balance at December 31, 2000	17,146,938	311,493	(56,593)	—	(1,634)	253,266
Issuance of common shares, net of offering expenses of $6	45,016	678	—	—	(449)	229
Dividends declared — $1.10 per common share	—	—	(19,030)	—	—	(19,030)
Change in fair market value of interest rate swap	—	—	—	(2,838)	—	(2,838)
Amortization of unearned compensation	—	—	—	—	589	589
Net loss	—	—	(29,570)	—	—	(29,570)
Balance at December 31, 2001	17,191,954	$312,171	$(105,193)	$(2,838)	$(1,494)	$202,646

The accompanying notes to consolidated financial statements are an integral part of these statements.

BOYKIN LODGING COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(amounts in thousands)

	2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$(29,570)	$ 7,730	$18,122
Adjustments to reconcile net income (loss) to net cash flow provided by operating activities—			
One-time effect of change in accounting principle	373	—	—
Extraordinary item-non-cash loss on early extinguishment of debt	—	686	—
Gain on sale of assets	(240)	—	—
Gain on property insurance recovery	—	(407)	—
Non-cash charges associated with termination of leases	11,394	—	—
Unrealized loss on carrying value of assets	24,000	7,000	—
Depreciation and amortization	29,679	31,616	29,676
Amortization of unearned compensation	589	463	352
Equity in income of unconsolidated joint ventures	(589)	(68)	(23)
Minority interests	(2,999)	919	1,625
Changes in assets and liabilities-			
Rent receivable	3,825	(574)	585
Restricted cash	(2,389)	(3,462)	758
Accounts payable and accrued expenses	2,868	734	2,278
Liabilities assumed from termination of leases, net	1,507	—	—
Due to related party and third party lessees	(3,917)	202	(2,135)
Other	(488)	(1,439)	557
Net cash flow provided by operating activities	34,043	43,400	51,795
Cash flows from investing activities:			
Investment in unconsolidated joint ventures	(5,510)	(6,270)	(4,346)
Improvements and additions to hotel properties, net	(23,042)	(18,431)	(22,134)
Net proceeds from sale of asset	12,374	—	—
Net proceeds from property insurance recovery	—	1,186	—
Net cash flow used for investing activities	(16,178)	(23,515)	(26,480)
Cash flows from financing activities:			
Payments of dividends and distributions	(27,234)	(32,954)	(34,606)
Net borrowings (repayments) against credit facility	9,500	(89,500)	(37,000)
Term note borrowings	—	108,000	45,000
Repayment of term note	(1,969)	(1,060)	—
Payment of deferred financing costs	—	(4,588)	(1,360)
Net proceeds from issuance of common shares	229	232	800
Proceeds from issuance of share warrant	—	—	500
Distributions to joint venture minority interest partners, net	(336)	(217)	(323)
Distributions received from unconsolidated joint ventures	1,380	406	—
Net cash flow used for financing activities	(18,430)	(19,681)	(26,987)
Net change in cash and cash equivalents	$ (565)	$ 204	$(1,672)
Cash and cash equivalents, beginning of period	4,175	3,971	5,643
Cash and cash equivalents, end of period	$ 3,610	$ 4,175	$ 3,971

The accompanying notes to consolidated financial statements are an integral part of these statements.

(dollar amounts in thousands except per share data)

1. Background:

Boykin Lodging Company ("Boykin") is a real estate investment trust ("REIT") that owns hotels throughout the United States. As of December 31, 2001, Boykin owned interests in 33 hotels containing a total of 9,249 guestrooms located in nineteen states.

Boykin's principal source of revenue was lease payments from lessees pursuant to percentage lease agreements. Percentage lease revenue is based upon the room, food and beverage and other revenues of Boykin's hotels. The lessees' ability to make payments to Boykin pursuant to the percentage leases is dependent primarily upon the operations of the hotels. As of December 31, 2001, Boykin Management Company Limited Liability Company ("BMC") and certain of its subsidiaries leased and/or managed 27 of the 33 hotels in which Boykin has ownership interests. BMC is owned by Robert W. Boykin, Chairman, and Chief Executive Officer of Boykin Lodging Company (53.8%) and his brother, John E. Boykin (46.2%). Since a significant portion of Boykin's revenue is received from BMC and its subsidiaries, the financial statements and footnotes of BMC and its subsidiaries, contained within this Form 10-K should be read in conjunction with Boykin's financial statements and footnotes.

Formation

Boykin was formed and completed an initial public offering (the "IPO") in 1996 to continue and expand the over 40-year history of hotel ownership, acquisition, redevelopment and repositioning activities of its predecessors, BMC and its affiliates. Boykin Hotel Properties, L.P., an Ohio limited partnership (the "Partnership"), is the operating partnership that transacts business and holds the direct and indirect ownership interest in Boykin's hotels. As of December 31, 2001, Boykin Lodging Company had a 92.3% ownership interest in and is the sole general partner of the Partnership.

Since the IPO, Boykin has expanded its hotel portfolio by using capital raised through a combination of common share issuances, various debt financings, capital from strategic joint venture partners and cash flow generated from operations.

Taxable REIT Subsidiary Transactions

The Work Incentives Improvement Act of 1999 ("REIT Modernization Act") amended the tax laws to permit REITs, like Boykin, to lease hotels to a subsidiary that qualifies as a taxable REIT subsidiary ("TRS") as long as the TRS engages an independent hotel management company to operate those hotels under a management contract. As of December 31, 2001, Boykin had agreements to implement this structure for the properties previously leased to BMC and Meristar Hotels and Resorts, Inc. ("Meristar") effective January 1, 2002. Subsequent to these transactions, all but two of the 33 hotel properties Boykin owns an interest in are operated under the TRS structure.

In conjunction with the transaction, the Partnership acquired 16 subsidiaries of BMC. The Partnership acquired these entities, whose primary assets were leasehold interests in 25 hotel properties owned by the Partnership, and certain working capital assets and liabilities of those hotels, for consideration comprised of 1,427,000 limited partnership units valued at $11.4 million (based upon the average closing price of the common shares for the five-day period prior to the closing of the transaction), and the assumption of $1.6 million of working capital liabilities in excess of assets relating to Westboy LLC ("Westboy"), one of the subsidiaries. The Partnership then contributed the acquired subsidiaries to Bellboy, Inc., a wholly owned subsidiary of the Partnership. Bellboy, Inc. has elected to be treated as a TRS.

Effective December 31, 2001, Boykin terminated percentage lease agreements with affiliates of Meristar for two hotel properties owned by Boykin. These hotel properties were re-leased to subsidiaries of the TRS. A Meristar affiliate also assigned a percentage lease agreement for a third hotel property Boykin owns to a subsidiary of the TRS. As part of the transaction with Meristar, Meristar also assigned to Boykin its 20% equity interest in the joint venture that owns the Kansas City Doubletree hotel, and certain personal property it owned at the Pink Shell Beach Resort.

Boykin recorded a charge to earnings of $15.0 million for the year ended December 31, 2001 relating to the acquisition and termination of the percentage leases described above and the related transaction costs. Additionally, a receivable has been recorded as of December 31, 2001 for the net working capital assets to be received related to the acquisition of the leasehold interests. A related liability has been recorded for the assumption of the net deficit and liabilities of the subsidiaries acquired.

After the transaction, Boykin's ownership interest in the Partnership was reduced to 85.0% and the interests owned by BMC affiliates increased to 14.6%. All of the partners in the Partnership, including BMC and its affiliates, have the right to request that the Partnership buy their partnership interests by paying the market value of one of Boykin's common shares multiplied by the number of units they tender for redemption. At Boykin's election, an equal number of common shares may be substituted instead of paying cash.

Effective January 1, 2002, Boykin entered into new management agreements with BMC to operate 15 of the hotels previously leased to BMC and with Meristar to operate the three hotels previously leased to them. The BMC Management Agreements have terms of three to nine years, but are cancelable by Boykin without penalty upon 90 days notice. The Meristar management agreements have terms of five to six years, and are also cancelable by Boykin without penalty upon 90 days notice.

Westboy (one of the lessees acquired from BMC), leases ten Doubletree branded hotels from Boykin. Westboy is party to an existing long-term management agreement with a subsidiary of Hilton Hotels Corporation ("Hilton") to operate these hotels. This management agreement has a remaining term of ten years and Hilton has ten successive options to extend the term by five years each. Except with respect to the three Doubletree hotels located in the state of Washington, the agreement with Hilton may not be terminated without penalty.

Consolidated Joint Ventures

As of December 31, 2001, Boykin had strategic alliances with three hotel operators and owned three hotels with them through joint venture structures. The following table sets forth the joint ventures established with these hotel operators:

Name of Joint Venture	Lessee/JV Partner	Boykin Ownership Percentage	Lessee/JV Ownership Percentage	Hotel Owned Under Joint Venture	Date of Hotel Purchase
BoyStar Ventures, L.P.	Meristar	91%	9%	Holiday Inn Minneapolis West	July 1997
Shawan Road Hotel L.P.	Davidson	91%	9%	Marriott's Hunt Valley Inn	July 1997
Boykin San Diego LLC	Outrigger	91%	9%	Hampton Inn San Diego Airport/Sea World	November 1997

Effective November 30, 2001, Meristar assigned their 20% ownership interest in Boykin Kansas City LLC, which owns the Doubletree Kansas City hotel, to Boykin. The elimination of Meristar's minority interest in the hotel was accounted for as a $5,029 reduction in the value of the building as of November 30, 2001. After the transfer, Boykin owns 100% of Boykin Kansas City LLC.

Effective February 1, 2000, Boykin took over the operations of the Radisson Hotel Mt. Laurel under REIT tax regulations related to foreclosure properties. The hotel was previously owned 85% by Boykin under a joint venture agreement with an affiliate of Radisson Hotels Worldwide ("Radisson") and was leased to the Radisson affiliate. Under the terms of the agreement with Radisson, the lease was terminated and Boykin obtained a 100% interest in the hotel. The hotel is managed by a wholly-owned subsidiary of BMC pursuant to a management agreement.

Unconsolidated Joint Ventures

In 1999, Boykin formed a joint venture with AEW Partners III, L.P. ("AEW"), an investment partnership managed by AEW Capital Management, L.P., a Boston-based real estate investment firm. Boykin has a 25% ownership interest in the joint venture. In the same year, the Boykin/AEW venture formed and acquired a 75% ownership interest in Boykin Chicago, LLC, which purchased a hotel in downtown Chicago. In 2000, Boykin purchased the remaining 25% ownership interest in Boykin Chicago, LLC from a private investor for $6.3 million, thereby increasing Boykin's total ownership percentage in the hotel to 43.75%.

In July 2001, Boykin formed a joint venture with Concord Hospitality Enterprises ("Concord"), a privately owned hotel investment and management company based in Cleveland, Ohio. Boykin has a 50% ownership interest in the joint venture, which acquired a 219-room full-service hotel in Lyndhurst, New Jersey.

Because of the non-controlling nature of Boykin's ownership interests in these joint ventures, Boykin accounts for these investments using the equity method. Refer to Note 9 for further discussions of the aforementioned joint venture with AEW.

The following table sets forth the total assets and liabilities of the unconsolidated joint ventures discussed above for the years ended December 31, 2001 and 2000:

	2001	2000
Boykin/AEW		
Total assets	$57,556	$53,984
Total liabilities	38,895	37,532
Boykin/Concord		
Total assets	21,463	—
Total liabilities	14,748	—

Basis of Presentation

The separate financial statements of Boykin, the Partnership and the consolidated joint ventures discussed above are consolidated because Boykin exercises unilateral control over these entities. All significant intercompany transactions and balances have been eliminated.

2. Summary of Significant Accounting Policies:

Investment in Hotel Properties

Hotel properties are stated at cost and are depreciated using the straight-line method over estimated useful lives ranging from 10 to 35 years for buildings and improvements and 3 to 20 years for furniture and equipment.

Investment in hotel properties as of December 31, 2001 and 2000 consists of the following:

	2001	2000
Land	$ 55,145	$ 55,532
Buildings and improvements	496,203	522,233
Furniture and equipment	76,268	69,654
Construction in progress	1,587	1,631
	629,203	649,050
Less — Accumulated depreciation	(108,719)	(83,826)
	$ 520,484	$565,224

Boykin reviews the hotel properties for impairment whenever events or changes in circumstances indicate the carrying value of the hotel properties may not be recoverable. Events or circumstances that may cause a review include, but are not limited to, adverse changes in the demand for lodging at the properties due to declining national or local economic conditions and/or new hotel construction in markets where the hotels are located. When such conditions exist, management performs an analysis to determine if the estimated future cash flows from operations and the proceeds from the ultimate disposition of a hotel property exceed its carrying value. If the estimated undiscounted future cash flows are less than the carrying amount of the asset, an adjustment to reduce the carrying amount to the related hotel property's estimated fair market value is recorded and an impairment loss recognized.

In the fourth quarter of 2001 and 2000, Boykin recorded charges of $24,000 and $7,000, respectively, for unrealized losses on the carrying value of several hotels due to their book value exceeding their net realizable value. Boykin does not believe that there are any factors or circumstances indicating impairment of any other investments in hotel properties at this time.

Fair market values of hotel properties are estimated through a combination of each property's expected cash flow generated from operations, holding period and ultimate proceeds from disposition. In projecting the expected cash flows from operations of the asset, the estimates are based on future projected earnings before interest expense, income taxes, depreciation and amortization, or EBITDA, and deduct expected capital expenditure requirements. Growth assumptions are applied to project these amounts over the expected holding period of the asset. The growth assumptions are based on estimated inflationary increases in room rates and expenses and the demand for lodging at the properties, as impacted by local and national economic conditions and estimated or known future new hotel supply. The estimated proceeds from disposition are judgmentally determined based on a combination of anticipated cash flow in the year of disposition, cap rate, ratio of selling price to gross hotel revenues and selling price per room.

If actual conditions differ from the assumptions, the actual results of each asset's future operations and fair market value could be significantly different from the estimated results and value used in the analysis. Operating results are also subject to the risks set forth under Item 7 of Boykin's Form 10-K for the year ended December 31, 2001.

As of December 31, 2000, Boykin had three Doubletree hotels held for sale, which were all located in the state of Washington. As a result of unfavorable market conditions, these hotels were taken off of the market in 2001. There are no properties held for sale as of December 31, 2001.

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash on hand and in banks plus short-term investments with an original maturity of three months or less.

Deferred Expenses

Included in deferred expenses at December 31, 2001 and 2000 are the following:

	2001	2000
Financing costs	$ 6,401	$ 6,938
Franchise fees	618	652
	7,019	7,590
Accumulated amortization	(2,431)	(1,390)
	$ 4,588	$ 6,200

Deferred financing costs are being amortized over the terms of the related debt agreements. Accumulated amortization at December 31, 2001 and 2000 was $2,259 and $1,163, respectively.

Deferred franchise fees are being amortized on a straight-line basis over the terms of related franchise agreements. Accumulated amortization at December 31, 2001 and 2000 was $172 and $227, respectively.

Restricted Cash

Restricted cash consists of cash held in escrow reserves under the terms of the term notes payable discussed in Note 6. These reserves relate to the payment of capital expenditures, insurance and real estate taxes.

Dividends/Distributions

Boykin pays dividends which are dependent upon the receipt of distributions from the Partnership and are based upon the discretion of Boykin's Board of Directors.

Revenue Recognition

Boykin recognizes lease revenue for interim and annual reporting purposes on an accrual basis pursuant to the terms of the respective percentage leases and on an interim basis in accordance with the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 101 "Revenue Recognition in Financial Statements." Under the provisions of SAB No. 101, which Boykin adopted in the fourth quarter of 2000, a portion of Boykin's percentage lease revenues, which historically were recognized in the first, second, and third quarters, are deferred and recognized in the fourth quarter. The adoption of SAB No. 101 impacts the interim reporting of revenues related to Boykin's leases, but has no impact on its interim cash flow or year-end results of operations.

In 2002 and beyond, SAB No. 101 will only impact the consolidated statement of operations for the lease revenues related to the two hotels not operated under the TRS structure as lease revenues from hotels operated under the TRS will be eliminated in consolidation. Rooms, food and beverage and other hotel revenues of the consolidated hotels operated under the TRS structure will be included in Boykin's consolidated statement of operations.

Minority Interests

Minority interest in the Partnership represents the limited partners' proportionate share of the equity in the Partnership. Income is allocated to minority interest based on the weighted average limited partnership percentage ownership throughout the period.

Minority interest in joint ventures represents the joint venture partners' proportionate share of the equity in the joint ventures. Income is allocated to minority interest based on the joint venture partners' percentage ownership throughout the period, subject to minimum returns to the Partnership, as defined in the joint venture agreements.

Income Taxes

Boykin qualifies as a REIT under Sections 856-860 of the Internal Revenue Code. Accordingly, no provision for income taxes has been reflected in the accompanying consolidated financial statements. Effective January 1, 2002, Bellboy, Inc. elected to be treated as a TRS of the Partnership and as such, is required to pay income taxes at the applicable rates.

Boykin's earnings and profits, as defined by federal income tax law, will determine the taxability of distributions to shareholders. Earnings and profits will differ from income reported for financial reporting purposes primarily due to the differences in the estimated useful lives and methods used to compute depreciation and differences in the timing of when certain expenses are deductible for tax purposes. For federal income tax purposes, dividends to shareholders applicable to 2001, 2000 and 1999 operating results represented the following allocations of ordinary taxable income and return of capital:

Year	Ordinary Income	Return of Capital	Total
2001	49.1%	50.9%	100%
2000	75.6%	24.4%	100%
1999	77.9%	22.1%	100%

Earnings Per Share

Boykin's basic and diluted earnings per share for the years ended 2001, 2000 and 1999 are computed under the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share".

Basic earnings per share is based on the weighted average number of common shares outstanding during the period whereas diluted earnings per share adjusts the weighted average shares outstanding for the effect of all dilutive securities. The weighted average number of shares used in determining basic earnings per share was 17,176,000, 17,137,000 and 17,063,000 for the years ended December 31, 2001, 2000 and 1999. For 2001, 2000 and 1999, diluted per share amounts reflect incremental common shares outstanding of 105,000, 168,000 and 64,000, related to unexercised share options and unvested restricted share grants as of December 31, 2001, 2000 and 1999, respectively. There are no adjustments to the reported amounts of income in computing diluted per share amounts.

Partnership Units

At December 31, 2001 and 2000, a total of 1,291,000 limited partnership units (Note 8) were issued and outstanding. The weighted average number of limited partnership units outstanding for each of the periods ended December 31, 2001, 2000 and 1999 was 1,291,000. The weighted average number of diluted common shares and limited partnership units for the periods ended December 31, 2001, 2000 and 1999 were 18,572,000, 18,596,000 and 18,418,000, respectively.

Effective January 1, 2002, an additional 1,427,000 limited partnership units were issued as consideration for the acquisition of leasehold interests in conjunction with the TRS transactions discussed in Note 1.

Fair Value of Financial Instruments

Fair value is determined by using available market information and appropriate valuation methodologies. Boykin's principal financial instruments are cash, cash equivalents, restricted cash, accounts receivable, borrowings against the credit facility, the term notes payable and interest rate protection instruments.

Cash, cash equivalents, restricted cash and rent receivable, due to their short maturities, are carried at amounts which reasonably approximate fair value. As borrowings against the credit facility (Note 5), and the $45,000 term note payable (Note 6) bear interest at variable market rates, carrying value approximates market value at December 31, 2001.

At December 31, 2001, the fair value of the $130,000 term note payable (Note 6) approximates carrying value as the interest rate associated with the note approximates market rates currently offered for debt with similar terms and maturities.

Effective January 1, 2001, Boykin adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement requires companies to carry all derivative instruments, including embedded derivatives, in the balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. For financial reporting purposes, the change in market value of the effective portion of an instrument defined as a hedge flows through the other comprehensive income component of equity. All other changes will flow through earnings.

The impact of adopting SFAS No. 133 caused Boykin to record an unrealized loss of $373, net of minority interest of $32, related to its existing interest rate cap, which is reflected as a cumulative effect of a change in accounting principle in Boykin's 2001 statement of operations and comprehensive income. The interest rate cap is with a third party and was valued at $22 at December 31, 2001 based upon estimated market valuations.

In March 2001, Boykin entered into an interest rate swap, which fixes the overall interest rate at 7.32% on $83,000 of Boykin's $108,000 term note until July 2003. The estimated fair market value of the swap as of December 31, 2001 is reflected as other comprehensive loss of $2,838 in shareholders' equity, with a corresponding liability in the accompanying consolidated balance sheet.

Comprehensive Income

Boykin accounts for comprehensive income under the provisions of SFAS No. 130 "Reporting Comprehensive Income," which requires disclosure of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is defined as changes in shareholders' equity from non-owner sources, which for Boykin consists of the difference between the cost basis and fair market value of its interest rate swap. For the year ended December 31, 2001, the difference between net income and comprehensive income was due to the decline in market value of the swap.

New Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 144 also requires that one accounting model be used for long-lived assets to be disposed of by sale. We are currently evaluating the effect this new standard will have on our consolidated financial position or results of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Hotel Transactions:

The following table summarizes Boykin's hotel acquisitions and dispositions in 2001, 2000 and 1999:

Hotel	Location	Acquisition/ Disposition Date	Number of Rooms	Purchase/ Sale Price	Percentage owned by Partnership	Operator
Property Exchange:						
Acquisitions:						
Doubletree Hotel San Antonio	San Antonio, TX	September 2000	290	N/A	100%	BMC
Doubletree Hotel Guest Suites	Southfield, MI	September 2000	239	N/A	100%	BMC
Disposition:						
Cleveland Marriott East	Cleveland, OH	September 2000	403	N/A	100%	BMC
Acquisitions:						
Novotel Meadowlands*	Lyndhurst, NJ	July 2001	219*	$17,500	50%	Concord
Executive Plaza Hotel	Chicago, IL	August 1999	421	$48,000	43.75%	BMC
Disposition:						
Daytona Beach Radisson Resort	Daytona Beach, FL	January 2001	206	$12,500	100%	BMC

* In February 2002, a renovation of this hotel was completed resulting in eight additional rooms at the property and the hotel was rebranded as a Courtyard by Marriott.

In September 2000, Boykin transferred ownership of its Cleveland Marriott East in Beachwood, Ohio, to Hilton. In exchange, Boykin obtained from Hilton a 239-suite Doubletree Guest Suites hotel in Southfield, Michigan (rebranded as an Embassy Suites in October 2001) and a 290-room Doubletree hotel in San Antonio, Texas. The transaction was accounted for as a like-kind exchange of similar assets with the net book value of the Beachwood hotel being carried forward and allocated as the cost basis of the Southfield and San Antonio hotels with no gain or loss recognized. These properties are managed by BMC under long-term management agreements.

All of the remaining acquisitions have been accounted for using the purchase method. The operating results of the acquired properties are included in the consolidated operating results of Boykin as equity in income of unconsolidated joint ventures since each hotel was acquired through an unconsolidated joint venture.

4. **Intercompany Convertible Note:**

In 1996, Boykin loaned $40,000 to the Partnership in exchange for an intercompany convertible note that carried a maturity date of November 2001 and earned interest on the note at a rate equal to 9.75%, payable quarterly. The terms of the note have been renewed to extend the maturity date to November 2006 and, effective November 2001, amend the interest rate to 8.05%, payable quarterly. The note may be prepaid in full, but not in part, at any time. Boykin has the right to convert the note, prior to maturity and in advance of any proposed prepayment by the Partnership, into additional equity interests in the Partnership at $20 per share. The note is secured by mortgages on certain hotel properties.

5. **Credit Facility:**

During March 2002, Boykin negotiated new terms to its secured credit facility with a group of banks which enables Boykin to borrow up to $65,000, subject to borrowing base and loan-to-value limitations, at a rate that fluctuates at LIBOR plus 2.25% to 4.00%, (4.56% as of December 31, 2001), as defined. Boykin is required to pay a .25% fee on the unused portion of the credit facility. The facility expires on July 11, 2003 and contains a one-year extension option. The credit facility is secured by seven hotel properties. Outstanding borrowings against the credit facility at December 31, 2001 and 2000 were $39,000 and $29,500, respectively.

The credit facility requires Boykin, among other things, to maintain a minimum net worth, a coverage ratio of EBITDA to debt service, a coverage ratio of EBITDA to debt service and fixed charges and a maximum leverage ratio. Further, Boykin is required to maintain the franchise agreement at each hotel and to maintain its REIT status.

6. **Term Notes Payable:**

Red Lion Inn Operating L.P. ("OLP"), a wholly-owned subsidiary of the Partnership, has a $130,000 term loan agreement that expires in June 2023 and may be prepaid without penalty after May 21, 2008. The loan bears interest at a fixed rate of 6.9% for ten years, and at a new fixed rate to be determined thereafter. The loan is secured by ten Doubletree hotels and requires principal repayments based on a 25-year amortization schedule. Under covenants in the loan agreement, assets of OLP are not available to pay the creditors of any other Boykin entity, except to the extent of permitted cash distributions from OLP to Boykin. Likewise, the assets of other Boykin entities are not available to pay the creditors of OLP. The loan agreement also requires OLP to hold funds in escrow for the payment of capital expenditures, insurance and real estate taxes. The term note also requires OLP to maintain certain financial reporting requirements. OLP was in compliance with these requirements at December 31, 2001 and 2000.

In March 2002, Boykin renegotiated the terms of the $45,000 term loan agreement that expires in October 2002, with the options of one extension to July 2003 and two additional one-year extensions, subject to the satisfaction of certain financial covenants, as defined in the agreement. The loan is secured by three hotel properties and bears interest at a rate that fluctuates at LIBOR plus 2.0% to 4.0% (5.8% at December 31, 2001). The loan agreement requires Boykin, among other things, to maintain a minimum net worth, a coverage ratio of EBITDA to debt service and fixed charges, and to maintain a leverage ratio below a specified level. Boykin is required to maintain the franchise agreement at each hotel and to maintain its REIT status.

Boykin Holding, LLC ("BHC"), a wholly-owned subsidiary of the Partnership, has a $108,000 term loan agreement. The loan matures in July 2003 and contains two one-year extension options. The loan is secured by nine hotel properties and bears interest at a rate that fluctuates at LIBOR plus 2.35% (4.5% at December 31, 2001). Under covenants in the loan agreement, assets of BHC are not available to pay the creditors of any other Boykin entity, except to the extent of permitted cash distributions from BHC to Boykin. Likewise, the assets of other entities are not available to pay the creditors of BHC. The loan agreement also requires BHC to hold funds in escrow for the payment of capital expenditures, insurance and real estate taxes and requires BHC to maintain certain financial reporting requirements. BHC was in compliance with these requirements at December 31, 2001 and 2000.

In March 2001, the Partnership entered into an interest rate swap, which fixes the overall interest rate at 7.32% on $83,000 of debt designated to BHC's $108,000 term note until July 2003. BHC also has interest rate protection on the remaining $25,000 to cap the overall loan interest rate at no more than 10.25%.

Maturities of long-term debt at December 31, 2001 are as follows:

2002	$ 47,111
2003	110,264
2004	2,402
2005	2,601
2006	2,788
2007 and thereafter	114,805
	$279,971

7. Description of Capital Shares:

Common Shares

Holders of Boykin's common shares are entitled to receive dividends, as and if declared by the Board of Directors, out of funds legally available therefor. The holders of common shares, upon any liquidation, dissolution or winding-up of Boykin, are entitled to share ratably in any assets remaining after payment in full of all liabilities of Boykin and all preferences of the holders of any outstanding preferred shares. The common shares possess ordinary voting rights, each share entitling the holder thereof to one vote. Holders of common shares do not have cumulative voting rights in the election of directors and do not have preemptive rights.

Preferred Shares

The Board of Directors is authorized to provide for the issuance of two classes of preferred shares, each in one or more series, to establish the number of shares in each series and to fix the designation, powers, preferences and rights (other than voting rights) of each series and the qualifications, limitations or restrictions thereon. Because the Board of Directors has the power to establish the preferences and rights of each series of preferred shares, the Board of Directors may afford the holders of any series of preferred shares preferences, powers and rights senior to the rights of holders of common shares. The issuance of preferred shares could have the effect of delaying or preventing a change in control of Boykin. No preferred shares had been issued or were outstanding as of December 31, 2001 and 2000.

8. Limited Partnership Interests:

Pursuant to the Partnership Agreement, the limited partners of the Partnership have exchange rights, which enable them to cause the Partnership to pay cash for their interests in the Partnership, or at Boykin's election, to exchange common shares for such interests. The exchange rights may be exercised in whole or in part. The number of common shares issuable to the limited partners upon exercise of the exchange rights as of December 31, 2001 is 1,291,000. The number of shares issuable upon exercise of the exchange rights will be adjusted upon the occurrence of stock splits, mergers, consolidations or similar pro rata share transactions, which otherwise would have the effect of diluting the ownership interests of the limited partners or the shareholders of Boykin. Effective January 1, 2002, in conjunction with the TRS transactions discussed in Note 1, an additional 1,427,000 limited partnership units were issued as consideration for acquisition of leasehold interests in our hotels.

9. Joint Venture with AEW:

In February 1999, Boykin formed a joint venture with AEW. Pursuant to the joint venture agreement, AEW has contributed $15,548 of equity capital into joint venture. Boykin has contributed $5,183, has served as the operating partner of the joint venture for which it receives compensation from the joint venture, and has the right to receive incentive returns based on the performance of acquired assets. Because of the non-controlling nature of its ownership interest in the joint venture, Boykin accounts for its investment utilizing the equity method.

AEW has the option to acquire convertible preferred shares in exchange for its capital invested in the joint venture. If issued, the preferred shares would be convertible into common shares at $16.48 per common share and would have a minimum cumulative annual dividend equivalent to $1.88 per common share. As of December 31, 2001 AEW had the option to acquire preferred shares convertible into 943,421 common shares.

In August 1999, the Boykin/AEW venture partnered with a private investor, forming Boykin Chicago, LLC, in which Boykin/AEW has a 75% interest. Boykin Chicago, LLC purchased the 421-room Executive Plaza Hotel located in Chicago, Illinois for cash consideration of $48,000. The acquisition was accounted for as a purchase and was funded with proceeds from a $30,000 secured mortgage note with the remainder in cash from the partners. In September 2000, Boykin purchased the 25% interest in Boykin Chicago, LLC from the private investor for $6,270, thereby increasing Boykin's total ownership interest in the hotel from 18.75% to 43.75%. A subsidiary of BMC leased the property pursuant to a long-term percentage lease agreement, which was terminated on June 30, 2001. Subsequently, a TRS of Boykin Chicago, LLC entered into a management agreement with the subsidiary of BMC to manage the property.

10. Extraordinary Items:

In connection with obtaining the secured credit facility (Note 5) and the $108,000 secured term loan (Note 6) in 2000, Boykin wrote off existing deferred financing costs under the previous $175,000 credit facility totaling $686. These charges, net of $59 of minority interest, were reflected as an extraordinary item in the accompanying consolidated statement of operations for the year ended December 31, 2000.

11. Percentage Lease Agreements:

Rent due under percentage leases is the greater of minimum rent, as defined, or percentage rent. Percentage rent applicable to room and other hotel revenues varies by lease and is calculated by multiplying fixed percentages by the total amounts of such revenues over specified threshold amounts. Both the minimum rent and the revenue thresholds used in computing percentage rents applicable to room and other hotel revenues are subject to annual adjustments based on increases in the United States Consumer Price Index ("CPI"). Percentage rent applicable to food and beverage revenues is calculated by multiplying fixed percentages by the total amounts of such revenues. Percentage lease revenues were $71,990, $85,854 and $85,302, respectively, for the years ended December 31, 2001, 2000 and 1999, of which approximately $11,794, $24,882 and $24,371, respectively, was in excess of minimum rent.

The two percentage leases remaining for those properties not operated under the TRS structure (Note 1) have noncancelable remaining terms ranging from less than one year to six years, subject to earlier termination on the occurrence of certain contingencies, as defined. Future minimum rentals (ignoring future

CPI increases) to be received by Boykin from these leases for each of the years in the period 2002 to 2006 and in total thereafter are as follows:

2002	$3,280
2003	1,315
2004	1,315
2005	1,315
2006	1,315
2007 and thereafter	1,121
	$9,661

12. Share Compensation Plans:

Boykin has a Long-Term Incentive Plan (LTIP) which provides for the granting to officers and eligible employees of incentive or nonqualified share options, restricted shares, deferred shares, share purchase rights and share appreciation rights in tandem with options, or any combination thereof. Boykin has reserved 1,700,000 common shares for issuance under the LTIP.

Share Option Plan

The table below summarizes information related to share option grant and exercise activity in 2001, 2000 and 1999.

	Options Granted to				
Year	Officers and Employees	Non-employee Directors	Weighted Average Fair Value of Options Granted	Options Exercised	Exercised Price Per Share
2001	145,000	30,000	$0.66	—	—
2000	143,000	6,000	$0.88	—	—
1999	20,000	—	$1.38	—	—

As of December 31, 2001 and 2000, information related to outstanding options was as follows:

	Total Options			Exercisable Options	
Year	Options Outstanding	Weighted Average Per Share Exercise Price	Weighted Average Remaining Contractual Life	Options Outstanding	Weighted Average Per Share Exercise Price
2001	594,139	$12.84	7.7 years	361,073	$14.75
2000	419,139	$15.05	7.8 years	251,806	$17.09

Options vest over various periods ranging from one to nine years from the date of grant. The term of each option granted will not exceed ten years from date of grant, and the exercise price may not be less than 100% of the fair market value of Boykin's common shares on the grant date.

Boykin has adopted the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its employee share option plan. If Boykin had elected to recognize compensation costs for the LTIP based on the fair value at the grant dates for option awards consistent with the method prescribed by SFAS No. 123, reported amounts of net income and earnings per share would have been changed to the pro forma amounts indicated below.

	Year Ended December 31, 2001		Year Ended December 31, 2000		Year Ended December 31, 1999	
	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
Net income (loss)	$(29,570)	$(29,721)	$7,730	$7,489	$18,122	$17,839
Earnings per share:						
Basic	$ (1.72)	$ (1.73)	$ .45	$ .44	$ 1.06	$ 1.05
Diluted	$ (1.72)	$ (1.73)	$ .45	$ .43	$ 1.06	$ 1.04

The fair value of employee share options used to compute the pro forma amounts of net income and basic earnings per share was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Options Issued In:		
	2001	2000	1999
Dividend yield	12.29%	10.00%	10.00%
Expected volatility	35.94%	29.19%	29.05%
Risk-free interest rate	5.40%	6.52%	6.18%
Expected holding period	8.0 years	8.0 years	8.0 years

Restricted Share Grant Plan

The following table summarizes Boykin's restricted share grant activity related to its officers, eligible employees and non-employee directors.

	2001	2000
Restricted shares outstanding — beginning of year	168,512	113,343
New share grants	54,750	81,278
Shares cancelled	(976)	(9,450)
Shares vested	(21,550)	(16,659)
Restricted shares outstanding — end of year	200,736	168,512

The restricted shares vest over various periods ranging from one to five years from the date of grant. The value of shares granted has been calculated based on the average of the high and low share price on the date of grant and is being amortized as compensation expense over the respective vesting periods. For the years ended December 31, 2001 and 2000, Boykin's compensation expense related to these restricted shares was $589 and $463, respectively. As of December 31, 2001, the unearned compensation related to restricted share grants was $1,494 and has been classified as a component of shareholders' equity in the accompanying balance sheet.

13. Employee Benefit Plans:

Boykin maintains two employee benefit plans, the Boykin Lodging Company Money Purchase Pension Plan and the Boykin Lodging Company Profit Sharing Plan. Both plans are defined contribution plans, which were established to provide retirement benefits to eligible employees. Boykin's contributions to these plans for the years ended December 31, 2001, 2000 and 1999 totaled $275, $261 and $251, respectively.

14. Commitments:

Three of the hotels owned by Boykin are subject to land leases which expire at various dates through 2068. All leases require minimum annual rentals, and one lease requires percentage rent based on hotel revenues. The other two leases are adjusted for increases in CPI every ten years. Rental expense charged to operations related to these leases for the years ended December 31, 2001, 2000 and 1999 was $1,057, $1,194 and $1,066, respectively.

Boykin's joint venture partner in Shawan Road Hotel Limited Partnership has the right, subject to certain performance criteria, to sell one-half of its respective interests in this joint venture to Boykin at fair market value, with Boykin retaining the option to fund the purchase price with cash or through the issuance of common shares. As of December 31, 2001, Boykin's joint venture partner did not have the right to exercise this right.

15. Related Party Transactions:

The Chairman and Chief Executive Officer of Boykin is the majority shareholder of BMC. BMC and Westboy LLC, a subsidiary of BMC, were significant sources of Boykin's percentage lease revenue through December 31, 2001, 2000 and 1999. At December 31, 2001 and 2000, Boykin had rent receivables of $1,118 and $4,632, respectively, due from related party lessees. At December 31, 2001 and 2000, Boykin had a payable to related party lessees of $90 and $2,056, respectively, primarily for the reimbursement of capital expenditure costs incurred on behalf of Boykin. Boykin paid a $1,600 lease termination fee to BMC related to the sale of the Daytona hotel in January 2001.

As discussed in Note 1, Boykin acquired 16 subsidiaries of BMC whose primary assets were leasehold interests in 25 hotel properties owned by Boykin. As of December 31, 2001, Boykin has recorded a receivable from BMC for the net working capital assets of the subsidiaries acquired which was paid to Boykin in cash subsequent to year end. Boykin has also recorded a liability for the net deficit and liabilities of the TRS entities assumed in the transaction.

During the years ended December 31, 2001, 2000 and 1999, Boykin paid a wholly-owned subsidiary of BMC $774, $1,082 and $975, respectively, for design, purchasing and project management services and for reimbursement of expenses related to capital improvements at its hotels. During 2001, a subsidiary of BMC sold a portion of its business to an unrelated third party. A portion of the sales price is payable contingent upon future revenues of the business, including revenues from Boykin.

Effective February 1, 2000, Jersey Boy LLC, a wholly owned subsidiary of BMC, ("JerseyBoy") manages the Radisson Hotel Mt. Laurel pursuant to a management agreement. Boykin paid JerseyBoy management fees of $200 and $202 in 2001 and 2000, respectively.

16. **Statements of Cash Flows, Supplemental Disclosures:**

As of December 31, 2000, $6,791 of dividends and partnership distributions were declared but were not paid until the following quarter. Interest paid during the years ended December 31, 2001, 2000, and 1999 was $22,178, $22,992 and $20,521, respectively.

As discussed in Note 3, in 2000, Boykin transferred ownership of its Cleveland Marriott East hotel in Cleveland, Ohio to Hilton in exchange for Hilton's Doubletree hotel in San Antonio, Texas and their Doubletree Guest Suites hotel in Southfield, Michigan, which was renovated and rebranded as an Embassy Suites in 2001.

17. Pro Forma Financial Information (Unaudited):

As a result of the TRS transactions discussed in Note 1, our future consolidated financial statements will include the results of operations of the consolidated hotels operated by BMC and Meristar as opposed to the lease revenues from these properties recorded in our historical financial information. For comparative purposes, the following pro forma financial information for 2001 and 2000 is presented as if the following transactions had been consummated as of January 1, 2000:

- acquisition of lessees from BMC;
- the issuance of 1.4 million partnership units to a BMC subsidiary;
- entering into the BMC management agreements;
- termination/assignment of Meristar leases;
- entering into the Meristar management agreements and other Meristar transaction documents; and
- termination of the percentage lease for a hotel in Chicago, Illinois owned by an unconsolidated joint venture, and a new taxable REIT subsidiary owned by that joint venture entering into a management contract with a BMC subsidiary.

	Years Ended December 31,	
	2001	2000
Revenues:		
Hotel revenues:		
Room revenue	$166,140	$171,319
Food and beverage revenue	74,861	77,534
Other revenue	15,176	16,555
Percentage lease revenue	6,038	12,603
Interest and other income	1,667	1,565
Total revenues	263,882	279,576
Expenses:		
Hotel operating expenses:		
Rooms	42,015	42,958
Food and beverage	52,152	54,334
Other	8,644	8,976
General and administrative	26,223	25,404
Marketing and franchise costs	24,949	23,734
Utilities and maintenance	22,721	22,852
Management fees to related party	3,907	4,076
Management fees to third parties	3,069	6,051
Deferred incentive management fee	2,996	2,411
Property taxes, insurance and other	13,811	13,392
Real estate related depreciation and amortization	28,474	30,374
Corporate general and administrative	6,230	5,849
Interest expense	21,916	24,291
Amortization of deferred financing costs	1,205	1,242
Gain on property insurance recovery	—	(407)
Unrealized loss on carrying value of assets	24,000	7,000
Total expenses	282,312	272,537
Equity in income of unconsolidated joint ventures	262	577
Income (loss) before gain on sale of assets, minority interest, extraordinary item and one-time effect of change in accounting principle	(18,168)	7,616
Gain on sale of assets	240	—
Minority interest	5,166	(1,612)
Income (loss) before extraordinary item and one-time effect of change in accounting principle	(12,762)	6,004

	Years Ended December 31,	
	2001	2000
Income (loss) per share before extraordinary item and one-time effect of change in accounting principle		
Basic	$ (0.74)	$ 0.35
Diluted	$ (0.74)	$ 0.35
Weighted average shares outstanding (in thousands)		
Basic	17,176	17,137
Diluted	17,281	17,305
Weighted average shares and units outstanding (in thousands)		
Basic	19,894	19,855
Diluted	19,999	20,023

18. Quarterly Operating Results (Unaudited):

Boykin's unaudited consolidated quarterly operating data for the years ended December 31, 2001 and 2000 follows. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of quarterly results have been reflected in the data. Quarterly operating results are not necessarily indicative of the results to be achieved in succeeding quarters or years.

	For the 2001 Quarter Ended			
	March 31	June 30	September 30	December 31
Total revenues	$18,320	$18,630	$19,384	$23,799
Income (loss) before one-time effect of change in accounting principle	(92)	1,172	1,306	(31,583)
Net income (loss)	(465)	1,172	1,306	(31,583)
Earnings per share:				
Income (loss) before one-time effect of change in accounting principle —				
Basic	(.01)	.07	.08	(1.84)
Diluted	(.01)	.07	.08	(1.84)
Net income (loss) —				
Basic	(.03)	.07	.08	(1.84)
Diluted	(.03)	.07	.08	(1.84)
Weighted average number of common shares outstanding (in thousands):				
Basic	17,161	17,171	17,181	17,188
Diluted	17,191	17,234	17,240	17,207

	For the 2000 Quarter Ended			
	March 31	June 30	September 30	December 31
Total revenues	$17,838	$19,175	$24,120	$32,618
Income (loss) before extraordinary item	(697)	238	3,825	5,050
Net income (loss)	(697)	238	3,139	5,050
Earnings per share:				
Income (loss) before extraordinary item —				
Basic	(.04)	.01	.22	.29
Diluted	(.04)	.01	.22	.29
Net income (loss) —				
Basic	(.04)	.01	.18	.29
Diluted	(.04)	.01	.18	.29
Weighted average number of common shares outstanding (in thousands):				
Basic	17,128	17,135	17,139	17,145
Diluted	17,290	17,318	17,316	17;313

Directors

Robert W. Boykin
Chairman of the Board
and Chief Executive Officer

Raymond P. Heitland
Retired Chief Financial Officer
Boykin Lodging Company

Albert T. Adams
Partner, Baker & Hostetler LLP
Cleveland, Ohio

Lee C. Howley, Jr.
Owner and President, Howley & Company
Cleveland, Ohio

William H. Schecter
President, National City Capital Corporation

Frank E. Mosier
Retired Vice Chairman
BP America Inc.

Ivan J. Winfield
Associate Professor, Baldwin-Wallace College and
Retired Managing Partner,
Coopers & Lybrand L.L.P.
Northeast Ohio Practice

Executive Team

Robert W. Boykin
Chairman of the Board
and Chief Executive Officer

Richard C. Conti
President and
Chief Operating Officer

Shereen P. Jones
Executive Vice President,
Chief Financial and Investment Officer

Russ C. Valentine
Senior Vice President,
Acquisitions

Andrew C. Alexander
Senior Vice President,
General Counsel

Joseph F. Smith
Senior Vice President,
Asset and Tenant Management

John E. Spear
Senior Vice President,
Treasurer and Controller

CORPORATE INFORMATION

CORPORATE OFFICE

Boykin Lodging Company
45 W. Prospect Avenue, Suite 1500
Cleveland, Ohio 44115
Phone: 216-430-1200
Fax: 216-430-1201

ANNUAL SHAREHOLDERS' MEETING

May 30, 2002, at 10:00 a.m.
Cleveland Airport Marriott
Cleveland, Ohio

SHARE LISTING

New York Stock Exchange Symbol: BOY

INDEPENDENT ACCOUNTANT

Arthur Andersen LLP
Cleveland, Ohio

LEGAL COUNSEL

Baker & Hostetler LLP
Cleveland, Ohio

TRANSFER AGENT AND REGISTRAR

National City Bank
Cleveland, Ohio

FORM 10-K

Copies of any financial report or other information filed by Boykin Lodging Company with the SEC, including the 2001 Form 10-K, may be obtained without charge through our website at www.boykinlodging.com or by writing or calling our corporate office listed at left. Just ask for investor relations.

DIVIDEND REINVESTMENT AND OPTIONAL SHARE PURCHASE PLAN

Shareholders have a convenient opportunity to automatically reinvest dividends and make voluntary cash investment in Boykin shares at a discount to market prices and without paying brokerage commissions. You may contact our transfer agent, National City Bank, at 1-800-622-6757 for more information or find out more through our website at www.boykinlodging.com.

VISIT OUR WORLDWIDE WEBSITE

Look for Boykin Lodging Company on the World Wide Web at www.boykinlodging.com.

FORWARD LOOKING STATEMENTS

This annual report contains statements that constitute forward-looking statements within the meaning of federal securities law and include statements regarding our intent, belief or current expectations or those of our directors or officers with respect to our outlook for 2002 and beyond; leasing, management or performance of the hotels; plans for expansion, conversion or renovation of the hotels; adequacy of reserves for renovation and refurbishment; potential acquisitions and dispositions; financing plans; policies regarding investments, acquisitions, dispositions, financings, conflicts of interest and other matters; and trends affecting our or any hotel's financial condition or results of operations.

You are cautioned that any such forward-looking statement is not a guarantee of future performance and involves risks and uncertainties, and that actual results may differ materially from those in the forward-looking statement as a result of various factors. The factors that could cause actual results to differ materially from our expectations include, among other factors, financial performance, real estate conditions, execution of hotel acquisition or disposition programs, changes in local or national economic conditions and their impact on the occupancy of our hotels, war, terrorism, hurricanes, changes in interest rates, changes in local or national supply and construction of new hotels, changes in profitability and margins and the financial condition of our operators and lessees, and other similar variables. The information contained in this annual report and in our periodic filings with the Securities and Exchange Commission also identifies important factors that could cause such differences.

Doubletree Portland Lloyd Center
Portland, Oregon
476 Rooms
503-281-6111

Doubletree Sacramento
Sacramento, California
448 Rooms
916-929-8855

Doubletree Omaha Downtown
Omaha, Nebraska
413 Rooms
402-346-7600

Doubletree Kansas City
Kansas City, Missouri
388 Rooms
816-474-6664

Doubletree Boise Riverside
Boise, Idaho
304 Rooms
208-343-1871

Doubletree Colorado Springs
Colorado Springs, Colorado
299 Rooms
719-576-8900

Doubletree San Antonio
San Antonio, Texas
290 Rooms
210-366-2424

Doubletree Spokane Valley
Spokane, Washington
237 Rooms
509-924-9000

Doubletree Portland Downtown
Portland, Oregon
235 Rooms
503-221-0450

Doubletree Eugene/Springfield
Springfield, Oregon
234 Rooms
541-726-8181

Doubletree Bellevue Center
Bellevue, Washington
208 Rooms
425-455-1515

Doubletree Yakima Valley
Yakima, Washington
208 Rooms
509-248-7850

Marriott's Hunt Valley Inn
Baltimore, Maryland
392 Rooms
410-785-7000

Cleveland Airport Marriott
Cleveland, Ohio
375 Rooms
216-252-5333

Buffalo Marriott
Buffalo, New York
356 Rooms
716-689-6900

Columbus North Marriott
Columbus, Ohio
300 Rooms
614-885-1885

Meadowlands-Lyndhurst
Courtyard by Marriott
Lyndhurst, New Jersey
227 Rooms
201-896-6666

Berkeley Marina Radisson
Berkeley, California
373 Rooms
510-548-7920

Radisson Hotel Mt. Laurel
Mt. Laurel, New Jersey
283 Rooms
856-234-7300

High Point Radisson
High Point, North Carolina
251 Rooms
336-889-8888

Radisson Inn Sanibel Gateway
Ft. Myers, Florida
157 Rooms
941-466-1200

Holiday Inn Minneapolis West
Minneapolis, Minnesota
196 Rooms
952-593-1918

Holiday Inn Crabtree
Raleigh, North Carolina
176 Rooms
919-782-8600

Lake Norman Holiday Inn
Charlotte, North Carolina
119 Rooms
704-892-9120

Knoxville Hilton
Knoxville, Tennessee
317 Rooms
423-523-2300

Melbourne Hilton Oceanfront
Melbourne, Florida
118 Rooms
407-777-5000

Lake Norman Hampton Inn
Charlotte, North Carolina
117 Rooms
704-892-9900

Hampton Inn San Diego
Airport/Sea World
San Diego, California
199 Rooms
619-299-6633

Embassy Suites Southfield
Southfield, Michigan
239 Rooms
248-350-2000

Melbourne Quality Suites
Melbourne, Florida
208 Rooms
407-723-4222

Pink Shell Beach Resort
Ft. Myers Beach, Florida
208 Rooms
941-463-6181

French Lick Springs Resort
French Lick, Indiana
485 Rooms
812-936-9300

Hotel 71
Chicago, Illinois
421 Rooms
312-346-7100

CUT ALONG DOTTED LINE AND SAVE

CALL YOUR HOTEL DIRECTLY FOR RESERVATIONS, and ask for the Boykin Shareholder rate when booking your reservation.

This card entitles holder to 25% off the non-discounted published room rates or corporate rates, depending on the hotel, at participating Boykin-owned hotels. Discount card must be presented at check-in to receive *discount. Discount only applies to room rate and does not apply to food,* beverage, gift shop items, vending, game or other amenities of the hotel. Discount is limited to space available. Special events and blackout periods are excluded. State, local and other taxes are not included and are the responsibility of the guest. Not applicable to multi-room business or group bookings. Expires April 30, 2003.

BOYKIN SHAREHOLDER


BOYKIN
LODGING COMPANY

HOTEL ROOM DISCOUNT CARD

SHAREHOLDER ROOM DISCOUNT CARD

We are pleased to present to our shareholders an additional benefit of owning Boykin Lodging shares. Our hotel room discount program, availab only to Boykin shareholders, allows you to stay at our participating hotels at a discount of 25% off of either the non-discounted published or corporate room rate, depending on the particular hotel.

Simply call the hotel directly at the numbers listed above to make your reservation and tell them you are a Boykin shareholder and want the speci Boykin Shareholder rate. Tear off and present the Boykin Shareholder Ho Room Discount Card at left when you check in and enjoy your stay.

We thank you for your supporting in investing in Boykin and offer this program to you, our shareholders, as a token of our appreciation.